Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

June _, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of June 1, 2007 and June 6, 2007 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 50 to its registration statement.  PEA No. 50 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 13, 2007 for the purpose of adding six new series to the Trust: the PMC Large Cap Growth Fund, the PMC Large Cap Value Fund, the PMC Small Cap Core Fund, the PMC International Equity Fund, the PMC Core Fixed Income Fund and the PMC Tax-Free Fixed Income Fund (each a “Fund,” collectively the “Funds”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED JUNE 1, 2007

Prospectus (Principal Investment Strategies – All Funds)

1.
With respect to the disclosure for each Fund indicating that such Fund will invest at least 80% of its net assets in the type of securities indicated by its name, please revise to state that the Fund will invest “80% of its net assets (plus any borrowings for investment purposes)”.

The Trust responds by adding the phrase “(plus any borrowings for investment purposes)” to the applicable disclosure for each Fund.

2.	For each Fund that will invest in derivative securities, please state the percentage of the Fund’s assets that may be invested in derivative securities.

The Trust responds by stating that the Funds are not expected to utilize derivative securities as part of their principal investment strategies.  Each Fund may invest a maximum of 5% of its assets in derivative securities.  Consequently, the discussion of derivative securities has been moved to the Funds’ Statement of Additional Information (“SAI”).

3.
We note that each Fund may borrow for the purpose of leveraging in an amount not to exceed one third of its total assets.  Please include a statement as to the specific extent to which each Fund expects to engage in leveraging.

The Trust responds by stating that the Funds do not expect to borrow for the purpose of leveraging as part of their principal investment strategies, and has therefore moved the applicable disclosure to the Funds’ SAI.

4.	With respect to the Funds’ investments in options, please clarify whether the Funds will also be writing options.

Please see the Trust’s response to Comment #2 above.

5.
With respect to the Funds’ securities lending activity, please include disclosure in the Prospectus or SAI that explains to shareholders the effects of securities lending on the voting rights of a security.

The Trust responds by adding the following disclosure to the “Securities Lending” discussion in the Funds’ SAI:  “While a Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if that were considered important with respect to the investment.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

6.
With respect to the paragraph in each Fund’s Principal Investment Strategies section that discusses the Fund’s leveraging activity, we note that the current wording of the disclosure suggests that leveraging “allows” the Funds to incur a loss.  Please revise to clarify that leveraging may cause the Funds to incur a loss.

The Trust responds by stating that this paragraph has been deleted from the Prospectus (please see response to Comment #3 above).

Prospectus (PMC International Equity Fund)

7.	Please explain in a supplemental response the authority under which the International Equity Fund is defined as an “International” fund.

The Trust responds by stating that the International Equity Fund relies on SEC Release No. IC-24828, January 17, 2001 (Investment Company Names) for the definition of the Fund as an “International” Fund, as the Fund intends to diversify its portfolio with investments that are tied economically to a number of different countries throughout the world.  Additionally, the Trust has revised this section to clarify the Fund’s investment strategy as follows: “To achieve its investment objective, the Fund’s assets will be diversified among investments that are tied economically to a number of different countries throughout the world.”

8.	Please include disclosure to clarify that the International Equity Fund is a diversified Fund.

The Trust responds by making the requested change (see response to Comment 7 above).

Prospectus (PMC Core Fixed Income Fund)

9.
With respect to the statement that the Core Fixed Income Fund will “primarily invest in fixed income securities that are investment grade or better”, please revise to clarify what is meant by “primarily.”

The Trust responds by removing the word “primarily” from this sentence.

Prospectus (PMC Tax-Free Fixed Income Fund)

10.
If the Tax-Free Fixed Income Fund will invest in private activity bonds, please include disclosure to the effect that such investments may trigger an alternative minimum tax (“AMT”), or, if the Fund will not invest in bonds that may trigger an AMT, please state so.

The Trust responds by stating that the Fund does not intend to invest in bonds that may trigger an AMT, and has revised the first sentence in this section to read as follows: “Under normal circumstances, the Tax-Free Fixed Income Fund will invest at least 80% of its assets (plus any borrowings for investment purposes) in securities whose interest is exempt from federal income tax, and not subject to the alternative minimum tax (“AMT”).”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospectus (More About the Funds)

11.
With respect to the Funds that will have a portfolio turnover rate that is over 100%, please disclose the current tax rate for short-term capital gains and include disclosure in the Principal Risks section of the Prospectus with respect to the risks involved with high portfolio turnover rate.

The applicable disclosure has been revised to state that the current maximum tax rate for short-term capital gains is 35%.  Additionally, the following disclosure has been added to the Principal Risks section of the Prospectus:

“High Portfolio Turnover Rate Risk. High portfolio turnover rates could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (as high as 35%) and could increase brokerage commission costs.  To the extent that a Fund experiences an increase in brokerage commissions due to a higher turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund.  Rapid portfolio turnover also exposes shareholders to a higher current realization of capital gains and this could cause you to pay higher taxes.”

Prospectus (How to Redeem Shares)

12.	Please clarify that redemption requests must be received in good order prior to 4:00 p.m. Eastern time in order to obtain that day’s price.

The Trust responds by revising the applicable disclosure to read as follows:

“Your redemption request must be received in good order (as discussed under “Payment of Redemption Proceeds” below) prior to the close of the regular trading session of the NYSE (generally 4:00 p.m. Eastern time) in order to obtain that day’s closing NAV.  Redemption requests received after the close of the NYSE will be treated as though received on the next business day.”

Prospectus (Tax Consequences)

13.	Please include the specific tax rate for qualified dividends in this section.

The applicable disclosure has been revised to state that the tax rate for qualified dividends is currently 15%.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RESPONSES TO ORAL COMMENTS DATED JUNE 6, 2007

Prospectus (Redemption Fees)

14.           With respect to the third paragraph in this section, please revise this disclosure to conform to the requirements of Rule 22c-2 under the 1940 Act.

The Trust responds by revising the applicable disclosure to read as follows:

“Although the Funds have the goal of applying this redemption fee to most redemptions of shares held for less than 30 days, the Funds may not always be able to track short-term trading affected through financial intermediaries in non-disclosed or omnibus accounts.  While the Funds have entered into information sharing agreements with such financial intermediaries as described under “Tools to Combat Frequent Transactions” which contractually require such financial intermediaries to provide the Funds with information relating to their customers investing in the Funds through non-disclosed or omnibus accounts, the Funds cannot guarantee the accuracy of the information provided to them from financial intermediaries and may not always be able to track short-term trading effected through these financial intermediaries.  In addition, because the Funds are required to rely on information from the financial intermediary as to the applicable redemption fee, the Funds cannot ensure that the financial intermediary is always imposing such fee on the underlying shareholder in accordance with the Funds’ policies.  The Funds also reserve the right to waive the redemption fee, subject to their sole discretion, in instances deemed by the Adviser not to be disadvantageous to a Fund or its shareholders and which do not indicate market timing strategies.”

Additionally, the Trust has revised the third paragraph under the “Tools to Combat Frequent Transactions” section of the Prospectus to read as follows:

“Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Funds handle, there can be no assurance that the Funds’ efforts will identify all trades or trading practices that may be considered abusive.  In particular, since the Funds receive purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Funds cannot always detect frequent trading.  However, the Funds will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades.  In this regard, the Funds have entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Funds, at the Funds’ request, certain information relating to their customers investing in the Funds through non-disclosed or omnibus accounts.  The Funds will use this information to attempt to identify abusive trading practices.  Financial intermediaries are contractually required to follow any instructions from the Funds to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Funds’ policies.  However, the Funds cannot guarantee the accuracy of the information provided to them from financial intermediaries and cannot ensure that they will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts.   As a result, the Funds’ ability to monitor and discourage abusive trading practices in omnibus accounts may be limited.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

SAI (Investment Adviser)

15.
Please remove the disclosure in this section with respect to the Board of Trustees’ approval of the investment advisory agreement, and include it in the Funds’ first shareholder report, when available.

The Trust responds by making the requested deletion, and by stating that it will include the disclosure with respect to the approval of the investment advisory agreement in the Funds’ first semi-annual shareholder report, when available.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384 or by facsimile at (866) 535-4586.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.